Exhibit 99.3

Management’s Report to the Shareholders

The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with International Financial Reporting Standards (“IFRS”) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

Management has prepared Management’s Discussion and Analysis (“MD&A”). The MD&A is based upon Precision Drilling Corporation’s (the “Corporation”) financial results prepared in accordance with IFRS. The MD&A compares the audited financial results for the years ended December 31, 2012 to December 31, 2011 and the years ended December 31, 2011 to December 31, 2010.

Management is responsible for establishing and maintaining adequate internal control over the Corporation’s financial reporting and is supported by an internal audit function who conducts periodic testing of these controls. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with IFRS. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with direction from our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Corporation’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Corporation’s internal control over financial reporting was effective as of December 31, 2012. Also management determined that there were no material weaknesses in the Corporation’s internal control over financial reporting as of December 31, 2012.

KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation’s most recent annual meeting, to audit the consolidated financial statements and provide an independent professional opinion.

KPMG LLP completed an audit of the design and effectiveness of the Corporation’s internal control over financial reporting as of December 31, 2012, as stated in their report included herein and expressed an unqualified opinion on design and effectiveness of internal control over financial reporting as of December 31, 2012.

The Audit Committee of the Board of Directors, which is comprised of six independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee’s review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Corporation’s internal controls. The external auditors have unrestricted access to the Audit Committee to discuss their audit and related matters. The consolidated financial statements have been approved by the Board of Directors of Precision Drilling Corporation and its Audit Committee.

Kevin A. Neveu	Robert J. McNally
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer
Precision Drilling Corporation	Precision Drilling Corporation
March 8, 2013	March 8, 2013

44	Consolidated Financial Statements

Independent Auditors’ Report of Registered

Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

We have audited the accompanying consolidated financial statements of Precision Drilling Corporation (the “Corporation”), which comprise the consolidated statements of financial position as at December 31, 2012 and December 31, 2011, the consolidated statements of earnings, comprehensive income, changes in equity and cash flow for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Corporation as at December 31, 2012 and December 31, 2011, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation’s internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2013 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

Chartered Accountants

Calgary, Canada

March 8, 2013

Precision Drilling Corporation 2012 Annual Report	45

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Precision Drilling Corporation

We have audited Precision Drilling Corporation’s (the “Corporation”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Shareholders. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation as of December 31, 2012 and December 31, 2011, and the related consolidated statements of income, shareholders’ equity and cash flow for the years then ended, and our report dated March 8, 2013 expressed an unqualified opinion on those consolidated financial statements.

Chartered Accountants

Calgary, Canada

March 8, 2013

46	Consolidated Financial Statements

Consolidated Statements of Financial Position

(Stated in thousands of Canadian dollars)		December 31, 2012	December 31, 2011
ASSETS
Current assets:
Cash		$152,768	$467,476
Accounts receivable	(Note 23)	509,547	576,243
Inventory		13,787	7,163
Total current assets		676,102	1,050,882
Non-current assets:
Income tax recoverable		64,579	64,579
Property, plant and equipment	(Note 4)	3,242,929	2,942,296
Intangibles	(Note 5)	6,101	6,471
Goodwill	(Note 6)	310,552	363,646
Total non-current assets		3,624,161	3,376,992
Total assets		$4,300,263	$4,427,874
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	(Note 23)	$333,893	$436,667
Income tax payable		64,188	3,786
Total current liabilities		398,081	440,453
Non-current liabilities:
Share based compensation	(Note 8)	8,676	11,303
Provisions and other	(Note 9)	17,818	16,121
Long-term debt	(Note 10)	1,218,796	1,239,616
Deferred tax liabilities	(Note 11)	485,592	587,790
Total non-current liabilities		1,730,882	1,854,830
Contingencies and guarantees	(Note 24)
Commitments	(Note 17)
Shareholders’ equity:
Shareholders’ capital	(Note 12)	2,251,982	2,248,217
Contributed surplus		24,474	18,396
Deficit		(44,621)	(83,160)
Accumulated other comprehensive loss	(Note 13)	(60,535)	(50,862)
Total shareholders’ equity		2,171,300	2,132,591
Total liabilities and shareholders’ equity		$4,300,263	$4,427,874

 See accompanying notes to consolidated financial statements.

Approved by the Board of Directors:

Allen R. Hagerman	Patrick M. Murray
Director	Director

Precision Drilling Corporation 2012 Annual Report	47

Consolidated Statements of Earnings

Years ended December 31, (Stated in thousands of Canadian dollars, except per share amounts)		2012	2011
Revenue		$2,040,741	$1,951,027
Expenses:
Operating	(Note 23)	1,243,301	1,131,022
General and administrative	(Note 23)	126,648	124,941
Earnings before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization		670,792	695,064
Depreciation and amortization		307,525	251,483
Loss on asset decommissioning	(Note 4)	192,469	114,893
Operating earnings		170,798	328,688
Impairment of goodwill		52,539	–
Foreign exchange		3,753	(23,674)
Finances charges	(Note 14)	86,829	111,578
Earnings before tax		27,677	240,784
Income taxes:	(Note 11)
Current		70,576	43,779
Deferred		(95,259)	3,528
		(24,683)	47,307
Net earnings		$52,360	$193,477
Earnings per share:	(Note 18)
Basic		$0.19	$0.70
Diluted		$0.18	$0.67

  See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, (Stated in thousands of Canadian dollars)	2012	2011
Net earnings	$52,360	$193,477
Unrealized gain (loss) on translation of assets and liabilities of operations denominated in foreign currency	(32,878)	33,050
Foreign exchange gain (loss) on net investment hedge with U.S. denominated debt, net of tax ($nil; 2011 – $2,148 recovery)	23,205	(37,692)
Comprehensive income	$42,687	$188,835

 See accompanying notes to consolidated financial statements.

48	Consolidated Financial Statements

Consolidated Statements of Cash Flow

Years ended December 31, (Stated in thousands of Canadian dollars)		2012	2011
Cash provided by (used in):
Operations:
Net earnings		$52,360	$193,477
Adjustments for:
Long-term compensation plans		19,350	20,555
Depreciation and amortization		307,525	251,483
Loss on asset decommissioning		192,469	114,893
Impairment of goodwill		52,539	–
Foreign exchange		4,403	(24,330)
Finance charges		86,829	111,578
Income taxes		(24,683)	47,307
Other		1,018	(2,564)
Income taxes paid		(10,403)	(124,682)
Income taxes recovered		721	82,883
Interest paid		(85,251)	(79,902)
Interest received		1,935	1,690
Funds provided by operations		598,812	592,388
Changes in non-cash working capital balances	(Note 23)	36,474	(59,616)
		635,286	532,772

Investments:
Business acquisitions, net of cash acquired	(Note 19)	(25)	(92,886)
Purchase of property, plant and equipment	(Note 4)	(868,057)	(726,357)
Proceeds on sale of property, plant and equipment		31,423	15,983
Changes in non-cash working capital balances	(Note 23)	(93,462)	87,798
		(930,121)	(715,462)

Financing:
Repayment of long-term debt		–	(175,000)
Premium paid on settlement of unsecured senior notes		–	(26,688)
Debt issue costs		(2,855)	(13,303)
Debt facility amendment costs		(149)	(1,134)
Dividends paid		(13,821)	–
Increase in long-term debt		–	581,520
Issuance of common shares on the exercise of options		1,926	2,238
Changes in non-cash working capital balances	(Note 23)	–	(746)
		(14,899)	366,887

Effect of exchange rate changes on cash and cash equivalents		(4,974)	26,448
Increase (decrease) in cash and cash equivalents		(314,708)	210,645
Cash and cash equivalents, beginning of year		467,476	256,831
Cash and cash equivalents, end of year		$152,768	$467,476

 See accompanying notes to consolidated financial statements.

Precision Drilling Corporation 2012 Annual Report	49

Consolidated Statements of Changes in Equity

(Stated in thousands of Canadian dollars)		Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 13)	Deficit	Total equity
Balance at January 1, 2012		$ 2,248,217	$ 18,396	$ (50,862)	$ (83,160)	$ 2,132,591
Net earnings for the period		–	–	–	52,360	52,360
Other comprehensive loss for the period		–	–	(9,673)	–	(9,673)
Dividends		–	–	–	(13,821)	(13,821)
Share options exercised	(Note 12)	3,050	(1,124)	–	–	1,926
Issued on redemption of non-management directors DSUs		706	(706)	–	–	–
Issued on waiver of right to dissent by dissenting unitholder		9	(3)	–	–	6
Share based compensation expense	(Note 8)	–	7,911	–	–	7,911
Balance at December 31, 2012		$ 2,251,982	$ 24,474	$ (60,535)	$ (44,621)	$ 2,171,300

(Stated in thousands of Canadian dollars)		Shareholders’ capital	Contributed surplus	Accumulated other comprehensive loss (Note 13)	Deficit	Total equity
Balance at January 1, 2011		$ 2,244,417	$ 11,266	$ (46,220)	$ (276,637)	$ 1,932,826
Net earnings for the period		–	–	–	193,477	193,477
Other comprehensive loss for the period		–	–	(4,642)	–	(4,642)
Share options exercised	(Note 12)	3,416	(1,178)	–	–	2,238
Issued on redemption of non-management directors DSUs		384	(384)	–	–	–
Share based compensation expense	(Note 8)	–	8,692	–	–	8,692
Balance at December 31, 2011		$ 2,248,217	$ 18,396	$ (50,862)	$ (83,160)	$ 2,132,591

 See accompanying notes to consolidated financial statements.

50	Consolidated Financial Statements

Notes to Consolidated Financial Statements

(Tabular amounts are stated in thousands of Canadian dollars except share numbers and per share amounts)

NOTE 1. DESCRIPTION OF BUSINESS

Precision Drilling Corporation (“Precision” or the “Corporation”) is incorporated under the laws of the Province of Alberta, Canada and is a provider of contract drilling and completion and production services primarily to oil and natural gas exploration and production companies in Canada and the United States. The address of the registered office is 800, 525 – 8th Avenue S.W., Calgary, Alberta, Canada, T2P 1G1.

NOTE 2. BASIS OF PREPARATION

(a) Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were authorized for issue by the Board of Directors on March 8, 2013.

(b) Basis of measurement

The consolidated financial statements have been prepared using the historical cost basis except as detailed in the Corporation’s accounting policies in Note 3 and are presented in thousands of Canadian dollars.

(c) Use of estimates and judgments

The preparation of the consolidated financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingencies. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The estimation of anticipated future events involves uncertainty and, consequently, the estimates used in preparation of the consolidated financial statements may change as future events unfold, more experience is acquired or the Corporation’s operating environment changes. Significant estimates and judgments used in the preparation of the financial statements are described in Note 3.

NOTE 3. SIGNIFICANT ACCOUNTING POLICIES

(a) Basis of consolidation

These consolidated financial statements include the accounts of the Corporation and all of its subsidiaries and partnerships substantially all of which are wholly-owned. The financial statements of the subsidiaries are prepared for the same period as the parent entity, using consistent accounting policies. All significant intercompany balances, transactions and any unrealized gains and losses arising from intercompany transactions, have been eliminated.

Subsidiaries are entities (including special-purpose entities) controlled by the Corporation. Control exists when Precision has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that currently are exercisable are taken into account. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

Precision does not hold investments in any companies where it exerts significant influence and does not hold interests in any special-purpose entities.

The acquisition method is used to account for acquisitions of subsidiaries and assets that meet the definition of a business under IFRS. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The excess of the cost of acquisition over the fair value of the identifiable assets, liabilities and contingent liabilities acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized immediately in the statement of earnings. Transaction costs, other than those associated with the issuance of debt or equity securities, that the Corporation incurs in connection with a business combination are expensed as incurred.

Precision Drilling Corporation 2012 Annual Report	51

(b) Cash and cash equivalents

Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(c) Inventory

Inventory is primarily comprised of operating supplies and is carried at the lower of average cost, being the cost to acquire the inventory, and net realizable value. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d) Property, plant and equipment

Property, plant and equipment are carried at cost, less accumulated depreciation and any accumulated impairment losses.

Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use and borrowing costs on qualifying assets.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that the future economic benefits embodied within the part will flow to the Corporation, and its cost can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment (repair and maintenance) are recognized in profit or loss as incurred.

Property, plant, and equipment are depreciated as follows:

	Expected life	Salvage value	Basis of depreciation
Drilling rig equipment:
– Power & Tubulars	1,700 utilization days	–	unit-of-production
– Dynamic	3,400 utilization days	–	unit-of-production
– Structural	5,000 utilization days	20%	unit-of-production
Service rig equipment	24,000 service hours	20%	unit-of-production
Drilling rig spare equipment	up to 15 years	–	straight-line
Service rig spare equipment	up to 15 years	–	straight-line
Rental equipment	10 to 15 years	0 to 25%	straight-line
Other equipment	3 to 10 years	–	straight-line
Light duty vehicles	4 years	–	straight-line
Heavy duty vehicles	7 to 10 years	–	straight-line
Buildings	10 to 20 years	–	straight-line

Assets that are depreciated on a unit of production method that have less than 60 utilization days (drilling rig equipment) or 600 service hours (service rig equipment) in a rolling 12 month period are deemed to be idle and are depreciated at a rate of five utilization days or 50 service hours per month until the asset exceeds the utilization threshold. Commencing January 1, 2012 certain drilling rigs are now depreciated on a straight-line basis over their estimated remaining economic life of four years (see note 4).

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment, and are recognized in the statements of earnings.

The estimated useful lives, residual values and methods or depreciation are reviewed annually, and adjusted prospectively if appropriate.

(e) Intangibles

Intangible assets that are acquired by the Corporation with finite lives are initially recorded at estimated fair value and subsequently measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditures are capitalized only when it increases the future economic benefits of the specific asset to which it relates.

52	Notes to Consolidated Financial Statements

Amortization is recognized in profit and loss using the straight-line method based over the estimated useful lives of the respective assets as follows:

Customer relationships	1 to 5 years
Patents	10 years
Brand	1 to 5 years

The estimated useful lives and methods of amortization are reviewed annually, and adjusted prospectively if appropriate.

(f) Goodwill

Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values.

If the fair value of the identifiable net assets acquired exceeds the fair value of the consideration, Precision reassesses whether it has correctly identified and measured the assets acquired and liabilities assumed. If that excess remains after reassessment, Precision recognizes the resulting gain in profit or loss on the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, attributed to the cash generating unit or groups of cash generating units that are expected to benefit and as identified in the business combination.

(g) Impairment

(i) Financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. A financial asset is tested for impairment if objective evidence indicates that one or more events have had a negative effect on the estimated future cash flows of that asset.

Objective evidence that financial assets are impaired can include default or delinquency by a debtor, restructuring of an amount due to the Corporation on terms that the Corporation would not consider otherwise, and indications that a debtor will enter bankruptcy. Precision considers evidence of impairment for receivables at both a specific asset and collective level. All individually significant receivables are assessed for specific impairment. All significant receivables found not to be specifically impaired are then collectively assessed for impairment by grouping together receivables with similar risk characteristics.

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate.

Individually significant financial assets are tested for impairment on an individual basis. The remaining financial assets are assessed collectively in groups that share similar credit risk characteristics.

All impairment losses are recognized in profit or loss.

An impairment loss is reversed if the reversal can be related objectively to an event occurring after the impairment loss was recognized. For financial assets measured at amortized cost the reversal is recognized in profit or loss.

(ii) Non-financial assets

The carrying amounts of the Corporation’s non-financial assets, other than inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill and other intangible assets that have indefinite lives or that are not yet available for use an impairment test is completed at the same time each year.

For the purpose of impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the “cash-generating unit” or “CGU”). The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Value in use is generally computed by reference to the present value of the future cash flows expected to be derived from the cash generating unit.

Precision Drilling Corporation 2012 Annual Report	53

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of CGU’s are allocated first to reduce the carrying amount of any goodwill allocated to the CGU and then to reduce the carrying amounts of the other assets in the CGU on a pro rata basis.

An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior years are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(h) Borrowing costs

Interest and borrowing costs that are directly attributable to the acquisition, construction or production of assets that take a substantial period of time to prepare for their intended use are capitalized as part of the cost of those assets. Capitalization ceases during any extended period of suspension of construction or when substantially all activities necessary to prepare the asset for its intended use are complete.

All other interest and borrowing costs are recognized in earnings in the period in which they are incurred.

(i) Income taxes

Income tax expense is recognized in net earnings except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable or receivable on the taxable earnings or loss for the year, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized on the initial recognition of assets or liabilities in a transaction that is not a business combination. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in net earnings in the period that includes the date of enactment or substantive enactment. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset and they relate to taxes levied by the same tax authority on the same taxable entity, or on different tax entities that are expected to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(j) Revenue recognition

The Corporation’s services are generally sold based upon service orders or contracts with a customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured. The Corporation also provides services under turnkey contracts whereby it drills a well to an agreed upon depth under specified conditions for a fixed price, regardless of the time required or the problems encountered in drilling the well. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.

(k) Employee benefit plans

Precision sponsors various defined contribution retirement plans for its employees. The Corporation’s contributions to defined contribution plans are expensed as employees earn the entitlement.

54	Notes to Consolidated Financial Statements

(l) Provisions

Provisions are recognized when the Corporation has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(m) Share based incentive compensation plans

The Corporation has established several cash settled share based incentive compensation plans for officers, non-management directors and other eligible employees. The fair values as estimated by management of the amounts payable to eligible participants under these plans are recognized as an expense with a corresponding increase in liabilities over the period that the participants become unconditionally entitled to payment. The recorded liability is re-measured at the end of each reporting period until settlement with the resultant change to the fair value of the liability recognized in net earnings for the period. When the plans are settled, the cash paid reduces the outstanding liability.

Prior to January 1, 2012, the Corporation had an equity settled deferred share unit plan whereby non-management directors of Precision could elect to receive all or a portion of their compensation in fully-vested deferred share units. Compensation expense was recognized based on the fair value price of the Corporation’s shares at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred share units into common shares, the amount previously recognized in contributed surplus is recorded as an increase to shareholders’ capital. The Corporation continues to have obligations under this plan.

A share option plan has been established for certain eligible employees. Under this plan the fair value of share purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant’s vesting period with an offsetting credit to contributed surplus. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. Upon exercise of the equity purchase option, the associated amount is reclassified from contributed surplus to shareholders’ capital. Consideration paid by employees upon exercise of the equity purchase options is credited to shareholders’ capital.

(n) Foreign currency translation

Transactions of the Corporation’s individual entities are recorded in the currency of the primary economic environment in which it operates (its functional currency). Transactions in currencies other than the entities functional currency are translated at rates in effect at the time of the transaction. At each period end monetary assets and liabilities are translated at the prevailing period end rates. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated. Gains and losses are included in net earnings except for gains and losses on translation of long-term debt designated as a hedge of foreign operations which are deferred and included in accumulated other comprehensive income.

For the purpose of preparing the Corporation’s consolidated financial statements, the financial statements of each foreign operation that does not have a Canadian dollar functional currency are translated into Canadian dollars. Assets and liabilities are translated at exchange rates in effect at the balance sheet date. Revenues and expenses are translated using average exchange rates for the month of the respective transaction. Gains or losses resulting from these translation adjustments are recognized initially in other comprehensive income and reclassified from equity to net earnings on disposal or partial disposal of the foreign operation.

(o) Per share amounts

Basic per share amounts are calculated using the weighted average number of shares outstanding during the period. Diluted per share amounts are calculated by using the treasury stock method for equity based compensation arrangements. The treasury stock method assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of equity based compensation arrangements and shares repurchased from the related proceeds.

Precision Drilling Corporation 2012 Annual Report	55

(p) Financial instruments

(i) Non-derivative financial assets

Financial assets are classified as either fair value through profit and loss, loans and receivables, held to maturity or available for sale. Financial liabilities are classified as either fair value through profit and loss or other financial liabilities. Non-derivative financial instruments are recognized initially at fair value plus, for instruments not at fair value through profit or loss, any directly attributable transaction costs. Transaction costs attributable to fair value through profit or loss items are expensed as incurred. Subsequent to initial recognition non-derivative financial instruments are measured based on their classification.

Accounts receivable are classified as “loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

Accounts payable and accrued liabilities and long-term debt are classified as “other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Corporation, the measured amount generally corresponds to historical cost.

(ii) Derivative financial instruments

The Corporation may enter into certain financial derivative contracts in order to manage the exposure to market risks from fluctuations in interest rates or exchange rates. These instruments are not used for trading or speculative purposes. Precision has not designated its financial derivative contracts as effective accounting hedges, and thus not applied hedge accounting, even though it considers certain financial contracts to be economic hedges. As a result, financial derivative contracts are classified as fair value through profit or loss and are recorded on the balance sheet at estimated fair value. Transaction costs are recognized in profit or loss when incurred.

Derivatives embedded in other instruments or host contracts are separated from the host contract and accounted for separately when their economic characteristics and risks are not closely related to the host contract. Embedded derivatives are recorded on the balance sheet at estimated fair value and changes in the fair value are recognized in earnings.

(q) Hedge accounting

The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation’s net investment in certain foreign operations as a result of changes in foreign exchange rates.

To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation’s risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at inception and on an ongoing basis whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. The portion of gains or losses on the hedging item that is determined to be an effective hedge is recognized in other comprehensive income, net of tax, and is limited to the translation gain or loss on the net investment, while the ineffective portion is recorded in earnings. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. The amounts recognized in other comprehensive income are reclassified to net earnings when corresponding exchange gains or losses arising from the translation of the foreign operation are recorded in net earnings.

56	Notes to Consolidated Financial Statements

(r) Critical accounting estimates and judgments

(i) Allowance for doubtful accounts receivable

Precision performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions.

(ii) Property, plant and equipment

The componentization of Precision’s property, plant and equipment, specifically drilling rig equipment, is based upon management’s judgment as to which components constitute a significant cost in relation to the entire item. The componentization process also requires management’s judgment in assessing whether individual components have similar consumption patterns and useful lives.

(iii) Depreciation and amortization

Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates are based on data and information from various sources including vendors, industry practice and Precision’s own historical experience and may change as more experience is gained, market conditions shift or new technological advancements are made.

(iv) Impairment of long-lived assets

Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For property, plant and equipment this requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

The recoverability of goodwill requires a calculation of the recoverable amount of the cash generating unit (“CGU”) or groups of CGUs to which goodwill has been allocated. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Judgment is required in the aggregation of assets into CGUs. The recoverability calculation requires an estimation of the future cash flows from the CGU or group of CGUs and the appropriate discount rate to be applied. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future.

(v) Income taxes

Deferred tax assets and liabilities arise from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and contain estimates regarding the nature and timing of reversal for the temporary differences as well as the future tax rates that will apply to those reversals. Deferred tax assets also reflect the benefit of unutilized tax losses that can be carried forward to reduce income taxes in future years. Judgment is required to assess the recoverability of these unutilized tax losses and requires Precision to make significant estimates related to expectations of future taxable income. To the extent that future cash flows and taxable income differ significantly from estimates, or changes in tax laws in jurisdictions in which Precision operates occurs, the amount recorded as deferred taxes on the balance sheet could be impacted.

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Corporation establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority.

(vi) Share based compensation

Precision uses an option pricing model to determine the fair value of certain share based compensation awards. Inputs to the model requires estimates be made of interest rates, expected lives and forfeiture rates of the awards, and the price volatility of the Corporation’s shares.

Precision Drilling Corporation 2012 Annual Report	57

(s) Accounting policies adopted January 1, 2013

The Corporation adopted IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosures of Interests in Other Entities, as well as the consequential amendments to IAS 28 Investments in Associates and Joint Ventures (2011) and IFRS 13 Fair Value Measurement, with a date of initial application of January 1, 2013.

The adoption of these standards on January 1, 2013 will have no impact on the amounts recorded in the Corporation’s financial statements.

(i) IFRS 10 Consolidated Financial Statements

IFRS 10 introduces a new control model that is applicable to all investees; among other things, it requires the consolidation of an investee if the Corporation controls the investee on the basis of de facto circumstances.

Subsidiaries are entities controlled by the Corporation. The Corporation controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

(ii) IFRS 11 Joint Arrangements

Joint arrangements are arrangements of which the Corporation has joint control, established by contracts requiring unanimous consent for decisions about the activities that significantly affect the arrangements’ returns. Under IFRS 11, joint arrangements are classified as either joint operations or joint ventures depending on the Corporation’s rights to the assets and obligations for the liabilities of the arrangements. When making this assessment, the Corporation considers the structure of the arrangements, the legal form of any separate vehicles, the contractual terms of the arrangement and other facts and circumstances. Previously, the structure of the arrangement was the sole focus of classification.

The Corporation has no joint arrangements under IFRS 11.

(iii) IFRS 12 Disclosures of Interests in Other Entities

IFRS 12 sets out certain disclosures that are required relating to interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Corporation does not have any investments that are not consolidated nor has it entered into any joint arrangements or structured entities.

The Corporation’s subsidiaries, as detailed in note 25, are all wholly owned. The determination of whether to consolidate these entities did not involve any significant judgments or assumptions. There are no significant restrictions on the ability of the Corporation to access or use the assets, and settle the liabilities of the Corporation and its subsidiaries except for customary limitations in the Corporation’s credit facility.

(iv) IFRS 13 Fair Value Measurement

IFRS 13 defines fair value, sets out a single standard a framework for measuring fair value and the required disclosures about fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

IFRS 13 is applied prospectively to fair value measurements occurring on or after January 1, 2013. The additional disclosure requirements of IFRS 13 are also applied prospectively and will be presented, as relevant, in the 2013 interim and annual financial statements.

(t) Accounting policies not yet adopted

IFRS 9 Financial Instruments (2010), IFRS 9 Financial Instruments (2009)

IFRS 9 (2009) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2009), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 (2010) introduces additions relating to financial liabilities. The IASB currently has an active project to make limited amendments to the classification and measurement requirements of IFRS 9 and add new requirements to address the impairment of financial assets and hedge accounting.

IFRS 9 (2010 and 2009) is effective for annual periods beginning on or after 1 January 2015 with early adoption permitted. The Corporation is currently evaluating the impact of adopting this standard on its financial statements.

58	Notes to Consolidated Financial Statements

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

	2012	2011
Cost	$4,608,381	$4,129,718
Accumulated depreciation	(1,365,452)	(1,187,422)
	$3,242,929	$2,942,296
Rig equipment	$2,819,491	$2,432,867
Rental equipment	91,351	58,589
Other equipment	78,358	55,205
Vehicles	40,759	10,239
Buildings	50,585	28,133
Assets under construction	133,791	336,605
Land	28,594	20,658
	$3,242,929	$2,942,296

Cost

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets under construction	Land	Total
Balance, December 31,
2010	$3,138,513	$89,894	$114,528	$26,078	$42,867	$66,721	$18,974	$3,497,575
Business acquisitions	23,650	–	377	–	1,271	–	357	25,655
Additions	119,973	11,617	22,486	4,966	3,848	562,196	1,271	726,357
Disposals	(23,054)	(2,110)	(3,948)	(3,287)	–	–	–	(32,399)
Asset decommissioning	(130,167)	–	–	–	–	–	–	(130,167)
Reclassifications	271,770	13,292	9,546	87	39	(294,734)	–	–
Removal of fully depreciated assets	(1,923)	–	(676)	(60)	–	–	–	(2,659)
Effect of foreign currency exchange differences	42,290	14	250	267	57	2,422	56	45,356
Balance, December 31,
2011	3,441,052	112,707	142,563	28,051	48,082	336,605	20,658	4,129,718
Additions	256,661	17,068	18,330	32,994	21,998	512,139	8,867	868,057
Disposals	(26,796)	(920)	(8,311)	(2,267)	(971)	(38,405)	(857)	(78,527)
Asset decommissioning	(262,192)	–	–	–	–	–	–	(262,192)
Reclassifications	619,351	24,530	19,144	4,959	2,295	(670,279)	–	–
Removal of fully depreciated assets	–	–	(71)	–	–	–	–	(71)
Effect of foreign currency exchange differences	(41,333)	(1,034)	(18)	(541)	665	(6,269)	(74)	(48,604)
Balance, December 31, 2012	$3,986,743	$152,351	$171,637	$63,196	$72,069	$133,791	$28,594	$4,608,381

Precision Drilling Corporation 2012 Annual Report	59

Accumulated Depreciation

	Rig Equipment	Rental Equipment	Other Equipment	Vehicles	Buildings	Assets under construction	Land	Total
Balance, December 31,
2010	$799,305	$49,079	$82,466	$16,704	$17,623	$–	$–	$965,177
Depreciation expense	231,415	5,542	10,073	3,939	2,285	–	–	253,254
Disposals	(12,580)	(1,812)	(3,764)	(2,943)	–	–	–	(21,099)
Asset decommissioning	(15,273)	–	–	–	–	–	–	(15,273)
Reclassifications	(466)	1,148	(682)	–	–	–	–	–
Removal of fully depreciated assets	(1,923)	–	(676)	(60)	–	–	–	(2,659)
Effect of foreign currency exchange differences	7,707	161	(59)	172	41	–	–	8,022
Balance, December 31,
2011	1,008,185	54,118	87,358	17,812	19,949	–	–	1,187,422
Depreciation expense	274,129	7,901	14,280	6,917	2,341	–	–	305,568
Disposals	(35,697)	(785)	(8,213)	(2,132)	(884)	–	–	(47,711)
Asset decommissioning	(69,723)	–	–	–	–	–	–	(69,723)
Reclassifications	60	(156)	646	16	(566)	–	–	–
Removal of fully depreciated assets	–	–	(71)	–	–	–	–	(71)
Effect of foreign currency exchange differences	(9,702)	(78)	(721)	(176)	644	–	–	(10,033)
Balance, December 31, 2012	$1,167,252	$61,000	$93,279	$22,437	$21,484	$–	$–	$1,365,452

In 2012 the Corporation incurred a $192.5 million (2011 – $114.9 million) loss on the decommissioning of certain drilling rigs. The assets were decommissioned due to the inefficient nature of the asset and the high cost to maintain. The charge was allocated $192.5 million (2011 – $113.4 million) to the Contract Drilling Services segment and $nil (2011 – $1.5 million) to the Completion and Production Services segment.

During 2012 the Corporation reviewed the remaining economic lives of certain drilling rigs and determined that due to current market conditions the lives of these rigs should be reduced to four years and depreciation be charged on a straight-line basis to their estimated salvage value. The effect of this change was to increase depreciation expense by $21.3 million in 2012. As these rigs were previously depreciated on a unit of production basis, the impact of the change on future periods cannot be reasonably estimated.

60	Notes to Consolidated Financial Statements

NOTE 5. INTANGIBLES

			2012	2011
Cost			$12,388	$9,925
Accumulated amortization			(6,287)	(3,454)
			$6,101	$6,471
Customer relationships			$1,890	$3,283
Patents and brands			21	118
Loan commitment fees related to revolving credit facility			4,190	3,070
			$6,101	$6,471

Cost
	Customer relationships	Patents and brands	Loan commitment fees	Total
Balance, December 31, 2010	$4,321	$931	$4,905	$10,157
Business acquisitions	3,425	793	–	4,218
Effect of foreign currency exchange differences	556	15	–	571
Removal of fully amortized assets	(3,702)	(1,319)	–	(5,021)
Balance, December 31, 2011	4,600	420	4,905	9,925
Business acquisitions	–	–	–	–
Additions	–	–	2,855	2,855
Effect of foreign currency exchange differences	(25)	(8)	–	(33)
Removal of fully amortized assets	–	(359)	–	(359)
Balance, December 31, 2012	$4,575	$53	$7,760	$12,388

Accumulated amortization
	Customer relationships	Patents and brands	Loan commitment fees	Total
Balance, December 31, 2010	$2,697	$892	$202	$3,791
Amortization expense	1,798	722	1,633	4,153
Effect of foreign currency exchange differences	524	7	–	531
Removal of fully amortized assets	(3,702)	(1,319)	–	(5,021)
Balance, December 31, 2011	1,317	302	1,835	3,454
Amortization expense	1,376	96	1,735	3,207
Effect of foreign currency exchange differences	(8)	(7)	–	(15)
Removal of fully amortized assets	–	(359)	–	(359)
Balance, December 31, 2012	$2,685	$32	$3,570	$6,287

Precision Drilling Corporation 2012 Annual Report	61

NOTE 6. GOODWILL

Balance, December 31, 2010	$284,532
Business acquisitions	78,034
Exchange adjustment	1,080
Balance, December 31, 2011	363,646
Business acquisitions	25
Impairment charge	(52,539)
Exchange adjustment	(580)
Balance, December 31, 2012	$310,552

During 2012 the Corporation determined that the carrying value of the goodwill allocated to the Canadian directional drilling CGU exceeded its recoverable amount and recognized an impairment loss of $52.5 million. The recoverable amount was based on its value in use determined by discounting expected future cash flows to be generated from the continuing use of the assets within the CGU.

Key assumptions used in the calculation of value in use included a discount rate of 15%, terminal value growth rate of nil % and average projected annual cash flow growth over the next four years of 40%. No terminal value growth rate was used due to the finite lives of the underlying assets of the CGU. Projected cash flow was based on future expected outcomes taking into account past experience and management expectation of future market conditions. A 10% change in the key assumptions would not change the amount of the impairment loss recognized.

NOTE 7. BANK INDEBTEDNESS

At December 31, 2012, Precision had available $40.0 million (2011 – $25.0 million) and US$15.0 million (2011 – US$15.0 million) under secured operating facilities, and a secured US$25.0 million (2011 – $nil) facility for the issuance of letters of credit and performance and bid bonds to support international operations. As at December 31, 2012 no amounts had been drawn on any of the facilities. Availability of the $40.0 million facility was reduced by outstanding letters of credit in the amount of $18.9 million (2011 – $0.5 million). The facilities are primarily secured by charges on substantially all present and future property of Precision and its material subsidiaries. Advances under the $40.0 million facility are available at the banks’ prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Banker’s Acceptance plus applicable margin, or in combination and under the US$15.0 million and US$25.0 million facilities at the bank’s prime lending rate.

62	Notes to Consolidated Financial Statements

NOTE 8. SHARE BASED COMPENSATION PLANS

Liability classified plans

	Deferred Share Units	Long-Term Incentive Plan	Restricted Share Units	Performance Share Units	Share Appreciation Rights	Non- Management Director’s DSU	Total
Balance, December 31, 2010	$1,638	$3,721	$8,463	$8,655	$2,176	$–	$24,653
Expensed (recovered) during the period	313	(23)	9,538	16,668	(403)	–	26,093
Payments	(1,189)	(3,698)	(5,472)	(73)	(80)	–	(10,512)
Balance, December 31, 2011	762	–	12,529	25,250	1,693	–	40,234
Expensed (recovered) during the period	(44)	–	5,094	6,022	(1,195)	816	10,693
Payments	(718)	–	(7,938)	(17,494)	(1)	–	(26,151)
Balance, December 31, 2012	$–	$–	$9,685	$13,778	$497	$816	$24,776
Current	$–	$–	$6,324	$9,279	$497	$–	$16,100
Long-term	–	–	3,361	4,499	–	816	8,676
	$–	$–	$9,685	$13,778	$497	$816	$24,776

(a) Restricted Share Units and Performance Share Units

Precision has two cash settled share based incentive plans for officers and other eligible employees. Under the Restricted Share Unit (“RSU”) incentive plan shares granted to eligible employees vest annually over a three year term. Vested shares are automatically paid out in cash at a value determined by the fair market value of the shares at the vesting date. Under the Performance Share Unit (“PSU”) incentive plan shares granted to eligible employees vest at the end of a three-year term. Vested shares are automatically paid out in cash in the first quarter following the vested term at a value determined by the fair market value of the shares at the vesting date and based on the number of performance shares held multiplied by a performance factor that ranges from zero to two times. The performance factor is based on Precision’s share price performance compared to a peer group over the three-year period. For performance shares granted in 2010, Precision’s Board of Directors has the discretion to reduce the plan payout by half if Precision’s average return on capital does not exceed 10% over the three year term. A summary of the RSUs and PSUs outstanding under these share based incentive plans are presented below:

	RSUs Outstanding	PSUs Outstanding
Outstanding at December 31, 2010	1,287,176	1,719,965
Granted	1,208,224	589,370
Redeemed	(528,578)	(13,128)
Forfeitures	(129,992)	(166,699)
Outstanding at December 31, 2011	1,836,830	2,129,508
Granted	1,117,850	802,000
Issued as a result of cash dividends	11,566	11,972
Redeemed	(864,857)	(851,499)
Forfeitures	(221,139)	(143,029)
Outstanding at December 31, 2012	1,880,250	1,948,952

Precision Drilling Corporation 2012 Annual Report	63

Prior to the implementation of the RSU and PSU incentive plans mentioned above, Precision had a Performance Savings Plan. Certain liabilities under this plan continued to exist as eligible participants were able to elect to receive a portion of their annual performance bonus in the form of deferred share units (“DSUs”). These notional share units were redeemable in cash and were required to be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after receipt of the DSUs. A summary of the DSUs outstanding under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance, December 31, 2010	167,442
Redeemed on employee resignations and withdrawals	(95,872)
Balance, December 31, 2011	71,570
Redeemed on employee resignations and withdrawals	(71,570)
Balance, December 31, 2012	–

(b) Share Appreciation Rights

The Corporation has a U.S. dollar denominated Share Appreciation Rights (“SAR”) plan under which eligible participants were granted SAR’s that entitle the rights holder to receive cash payments calculated as the excess of the market price over the exercise price per share on the exercise date. The SAR’s vest over a period of 5 years and expire 10 years from the date of grant. At December 31, 2012, the intrinsic value of these awards was $nil (2011 – $61 thousand).

Share Appreciation Rights	Outstanding	Range of Exercise Price (US $)	Weighted Average Exercise Price (US $)	Exercisable
Outstanding at December 31, 2010	745,615	$9.26 – 17.92	$ 14.79	707,327
Exercised	(25,163)	9.26 – 15.79	12.83
Forfeited	(14,764)	15.22 – 17.38	16.27
Outstanding at December 31, 2011	705,688	9.26 – 17.92	14.83	705,688
Exercised	(721)	9.26 – 9.59	9.45
Forfeited	(26,725)	15.22 – 17.92	15.55
Outstanding at December 31, 2012	678,242	$9.26 – 17.38	$ 14.81	678,242

	Total SAR’s Outstanding and Exercisable
Range of Exercise Prices (US $):	Number	Weighted Average Exercise Price (US $)	Weighted Average Remaining Contractual Life (Years)
$ 9.26 – 11.99	59,903	$9.26	1.23
12.00 – 14.99	115,478	13.26	2.10
15.00 – 17.38	502,861	15.82	4.43
$ 9.26 – 17.38	678,242	$14.81	3.75

64	Notes to Consolidated Financial Statements

(c) Non-management directors

Effective January 1, 2012 Precision instituted a new deferred share unit plan for non-management directors whereby fully vested deferred share units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable in cash or an equal number of common shares upon the director’s retirement. The redemption of deferred share units in cash or common shares is solely at Precision’s discretion. Non-management directors can receive a lump sum payment or two separate payments anytime up until December 15 of the year following retirement. If the non-management director does not specify a redemption date, the deferred share units will be redeemed on a single date six months after retirement. The cash settlement amount is based upon the weighted average trading price for Precision’s shares on the Toronto Stock Exchange for the five days immediately prior to payout. A summary of the DSUs outstanding under this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance, January 1, 2012	–
Granted	101,535
Issued as a result of cash dividends	429
Balance, December 31, 2012	101,964

Equity settled plans

(d) Non-management directors

Prior to January 1, 2012, Precision had a deferred share unit plan for non-management directors. Under the plan fully vested deferred share units were granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred share units. These deferred share units are redeemable into an equal number of common shares any time after the director’s retirement. A summary of this share based incentive plan is presented below:

Deferred Share Units	Outstanding
Balance, December 31, 2010	393,717
Granted	70,974
Redeemed	(47,196)
Balance, December 31, 2011	417,495
Issued as a result of cash dividends	1,630
Redeemed	(83,179)
Balance, December 31, 2012	335,946

For the year ended December 31, 2012 no amounts were expensed under this plan. For the year ended December 31, 2011 the Corporation, expensed $0.8 million as share based compensation with a corresponding increase in contributed surplus.

(e) Option plan

The Corporation has a share option plan under which a combined total of 10,303,253 options to purchase shares are reserved to be granted to employees. Of the amount reserved 7,094,988 options net of forfeiture have been granted. Under this plan, the exercise price of each option equals the fair market of the option at the date of grant determined by the weighted average trading price for the five days preceding the grant. The options are denominated in either Canadian or U.S. dollars and vest over a period of three years from the date of grant as employees render continuous service to the Corporation and have a term of seven years.

Precision Drilling Corporation 2012 Annual Report	65

A summary of the status of the equity incentive plan is presented below:

Canadian share options	Options Outstanding	Range of Exercise Price	Weighted Average Exercise Price	Options Exercisable
Outstanding as at December 31, 2010	2,341,769	$5.22 – 8.59	$7.24	386,013
Granted	1,241,050	10.44 – 14.50	10.66
Exercised	(141,240)	5.85 – 8.59	6.81
Forfeitures	(174,008)	5.85 – 14.50	9.17
Outstanding as at December 31, 2011	3,267,571	5.22 – 14.50	8.45	1,008,305
Granted	1,117,050	7.15 – 10.67	10.60
Exercised	(237,545)	5.85 – 10.44	6.01
Forfeitures	(133,279)	5.85 – 14.50	10.27
Outstanding as at December 31, 2012	4,013,797	$5.22 – 14.50	$9.13	1,846,603

U.S. share options	Options Outstanding	Range of Exercise Price (US $)	Weighted Average Exercise Price (US $)	Options Exercisable
Outstanding as at December 31, 2010	1,381,354	$4.95 – 8.06	$6.77	158,177
Granted	872,319	10.55 – 15.21	10.95
Exercised	(206,685)	4.95 – 8.06	6.35
Forfeitures	(160,436)	4.95 – 10.55	8.36
Outstanding as at December 31, 2011	1,886,552	4.95 – 15.21	8.61	396,188
Granted	867,000	7.14 – 10.74	10.58
Exercised	(72,409)	4.95 – 10.55	6.94
Forfeitures	(281,163)	4.95 – 15.21	9.84
Outstanding as at December 31, 2012	2,399,980	$4.95 – 15.21	$9.23	935,035

The weighted average share price at the date of exercise for share options exercised in 2012 was $9.42 (2011 – $13.70) for the Canadian share options and US$10.10 (2011 – US$14.37) for the U.S. share options.

The range of exercise prices for options outstanding at December 31, 2012 are as follows:

Canadian share options	Total Options Outstanding			Exercisable Options
Range of Exercise Prices:	Number	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price
$ 5.22 – 6.99	789,228	$5.85	3.35	789,228	$5.85
7.00 – 8.99	1,071,952	8.54	4.17	693,375	8.57
9.00 – 14.50	2,152,617	10.63	5.61	364,000	10.61
$ 5.22 – 14.50	4,013,797	$9.13	4.78	1,846,603	$7.81

U.S. share options	Total Options Outstanding			Exercisable Options
Range of Exercise Prices (US $):	Number	Weighted Average Exercise Price (US $)	Weighted Average Remaining Contractual Life (Years)	Number	Weighted Average Exercise Price (US $)
$ 4.95 – 5.99	323,692	$4.95	3.35	323,692	$4.95
6.00 – 8.99	659,252	7.83	4.35	386,445	7.86
9.00 – 15.21	1,417,036	10.86	5.64	224,898	11.02
$ 4.95 – 15.21	2,399,980	$9.23	4.98	935,035	$7.61

66	Notes to Consolidated Financial Statements

The per option weighted average fair value of the share options granted during 2012 was $4.79 (2011 – $4.94) estimated on the grant date using the Black-Scholes option pricing model with the following assumption: average risk-free interest rate 1% (2011 – 2%), average expected life of four years (2011 – four years), expected forfeiture rate of 5% (2011 – 5%) and expected volatility of 59% (2011 – 59%). Included in net earnings for the year ended December 31, 2012 is an expense of $7.9 million (2011 – $7.9 million).

NOTE 9. PROVISIONS AND OTHER

Workers’ compensation
Balance December 31, 2010	$23,741
Expensed during the year	7,894
Payment of deductibles and uninsured claims	(8,179)
Effects of foreign currency exchange differences	528
Balance December 31, 2011	23,984
Expensed during the year	11,604
Payment of deductibles and uninsured claims	(8,436)
Effects of foreign currency exchange differences	(551)
Balance December 31, 2012	$26,601

	December 31, 2012	December 31, 2011
Current	$8,783	$7,863
Long-term	17,818	16,121
	$26,601	$23,984

Precision maintains a provision for the deductible and uninsured portions of workers’ compensation and general liability claims. The amount accrued for the provision for losses incurred varies depending on the number and nature of the claims outstanding at the balance sheet dates. In addition, the accrual includes management’s estimate of the future cost to settle each claim such as future changes in the severity of the claim and increases in medical costs. Precision uses third parties to assist in developing the estimate of the ultimate costs to settle each claim, which is based upon historical experience associated with the type of each claim and specific information related to each claim. The specific circumstances of each claim may change over time prior to settlement and as a result, the estimates made as of the balance sheet dates may change.

Precision Drilling Corporation 2012 Annual Report	67

NOTE 10. LONG-TERM DEBT

	2012	2011
Secured revolving credit facility	$–	$–
Unsecured senior notes:
6.625% senior notes due 2020 (US$650.0 million)	646,685	661,050
6.5% senior notes due 2021 (US$400.0 million)	397,960	406,800
6.5% senior notes due 2019	200,000	200,000
	1,244,645	1,267,850
Less net unamortized debt issue costs	(25,849)	(28,234)
	$1,218,796	$1,239,616

(a) Secured revolving credit facility

The secured revolving credit facility provides Precision with senior secured financing for general corporate purposes, including for acquisitions, of up to US$850 million with a provision for an increase in the facility of up to an additional US$250 million. The secured revolving credit facility is secured by charges on substantially all of Precision’s present and future assets and the present and future assets of its material U.S. and Canadian subsidiaries and, if necessary, in order to adhere to covenants under the revolving credit facility, on certain assets of certain subsidiaries organized in a jurisdiction outside of Canada or the U.S. The secured revolving credit facility requires that Precision comply with certain financial covenants including leverage ratios of consolidated senior debt to earnings before interest, taxes, depreciation and amortization as defined in the agreement (“EBITDA”) of less than 3:1 and consolidated total debt to EBITDA of less than 4:1 for the most recent four consecutive fiscal quarters; and a interest coverage ratio of greater than 2.75:1 for the most recent four consecutive fiscal quarters. As well the revolving credit facility contains certain covenants that place restrictions on Precision’s ability to incur or assume additional indebtedness; dispose of assets; make or pay dividends, share redemptions or other distributions; change its primary business; incur liens on assets; engage in transactions with affiliates; enter into mergers, consolidations or amalgamations; and enter into speculative swap agreements. At December 31, 2012 Precision complied with the covenants of the revolving credit facility.

The revolving credit facility has a term of five years, with an annual option on Precision’s part to request that the lenders extend, at their discretion, the facility to a new maturity date not to exceed five years from the date of the extension request. The current maturity date of the revolving credit facility is November 17, 2017.

Under the revolving credit facility amounts can be drawn in U.S. dollars and/or Canadian dollars and was undrawn as at December 31, 2012 and 2011. Up to US$200 million of the revolving credit facility is available for letters of credit denominated in United States and/or Canadian dollars and as at December 31, 2012 outstanding letters of credit amounted to US$26.8 million (2011 – US$22.6 million).

The interest rate on loans that are denominated in U.S. dollars is, at the option of Precision, either a margin over a U.S. base rate or a margin over LIBOR. The interest rate on loans denominated in Canadian dollars is, at the option of Precision, either a margin over the Canadian prime rate or a margin over the bankers’ acceptance rate; such margins will be based on the then applicable ratio of consolidated total debt to EBITDA.

(b) Unsecured senior notes

Precision has outstanding the following unsecured senior notes:

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US$650.0 million of 6.625% Senior Notes due 2020. These notes bear interest at a fixed rate of 6.625% per annum, and mature on November 15, 2020. Interest is payable semi-annually on May 15 and November 15 of each year, commencing on May 15, 2011.

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$200.0 million of 6.5% Senior Notes due 2019. These notes bear interest at a fixed rate of 6.5% per annum, and mature on March 15, 2019. Interest is payable semi-annually on March 15 and September 15 of each year, commencing on September 15, 2011.

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US$400.0 million of 6.5% Senior Notes due 2021. These notes bear interest at a fixed rate of 6.5% per annum, and mature on December 15, 2021. Interest is payable semi-annually on June 15 and December 15 of each year, commencing on December 15, 2011.

68	Notes to Consolidated Financial Statements

The 6.625% Senior Notes due 2020 and the 6.5% Senior Notes due 2019 are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to, incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s and Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

The 6.5% Senior Notes due 2021 are unsecured, ranking equally with existing and future senior unsecured indebtedness, and have been guaranteed by current and future U.S. and Canadian subsidiaries that guaranteed the revolving credit facility. These notes contain certain covenants that limit Precision’s ability and the ability of certain subsidiaries to, incur additional indebtedness and issue preferred stock; create liens; make restricted payments; create or permit to exist restrictions on the ability of Precision or certain subsidiaries to make certain payments and distributions; engage in amalgamations, mergers or consolidations; make certain dispositions and transfers of assets; and engage in transactions with affiliates. If the notes receive an investment grade rating by Standard & Poor’s or Moody’s Investors Service and Precision and its subsidiaries are not in default under the indenture governing the notes, then Precision will not be required to comply with particular covenants contained in the indenture.

Precision may redeem, prior to November 15, 2013, up to 35% of the 6.625% Senior Notes due 2020 with the net proceeds of certain equity offerings. Prior to November 15, 2015, Precision may redeem the notes in whole or in part at 106.625% of their principal amount, plus accrued interest. As well, Precision may redeem the notes in whole or in part at any time on or after November 15, 2015 and before November 15, 2018, at redemption prices ranging between 103.313% and 101.104% of their principal amount plus accrued interest. Anytime on or after November 15, 2018 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

Precision may redeem, prior to March 15, 2014, up to 35% of the 6.5% Senior Notes due 2019 with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of the principal amount plus accrued interest. Prior to March 15, 2015, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the March 15, 2015 redemption price plus required interest payments through March 15, 2015 (calculated using the Government of Canada rate plus 100 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after March 15, 2015 and before March 15, 2017, at redemption prices ranging between 103.250% and 101.6254% of their principal amount plus accrued interest. Anytime on or after March 15, 2017 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

Precision may redeem, prior to December 15, 2014, up to 35% of the 6.5% Senior Notes due 2021 with the net proceeds of certain equity offerings at a redemption price equal to 106.5% of the principal amount plus accrued interest. Prior to December 15, 2016, Precision may redeem the notes in whole or in part at 100.0% of their principal amount, plus accrued interest and the greater of 1.0% of the principal amount of the note to be redeemed and the excess, if any, of the present value of the December 15, 2016 redemption price plus required interest payments through December 15, 2016 (calculated using the United States Treasury rate plus 50 basis points) over the principal amount of the note. As well, Precision may redeem the notes in whole or in part at any time on or after December 15, 2016 and before December 15, 2019, at redemption prices ranging between 103.250% and 101.083% of their principal amount plus accrued interest. Anytime on or after December 15, 2019 the notes can be redeemed for their principal amount plus accrued interest. Upon specified change of control events, each holder of a note will have the right to sell to Precision all or a portion of its notes at a purchase price in cash equal to 101% of the principal amount, plus accrued interest to the date of purchase.

At December 31, 2012 no mandatory principal repayments are required in the next five years.

Precision Drilling Corporation 2012 Annual Report	69

(c) Guarantor disclosures

The following presents supplemental condensed consolidating financial information for the parent company, guarantor subsidiaries and the non-guarantor subsidiaries, respectively.

Condensed consolidating statement of financial position as at December 31, 2012

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Consolidating adjustments	Total
Assets
Cash	$114,709	$15,709	$22,350	$–	$152,768
Other current assets	9,238	465,695	48,398	3	523,334
Intercompany receivables	394,112	2,082,616	65,279	(2,542,007)	–
Investments in subsidiaries	5,412,168	3,099	–	(5,415,267)	–
Income tax recoverable	9,441	–	55,138	–	64,579
Property, plant and equipment	57,939	3,043,239	142,104	(353)	3,242,929
Intangibles	4,190	1,911	–	–	6,101
Goodwill	–	310,552	–	–	310,552
Total assets	$6,001,797	$5,922,821	$333,269	$(7,957,624)	$4,300,263
Liabilities and Shareholders’ Equity
Current liabilities	$103,383	$264,788	$29,910	$–	$398,081
Intercompany payables and debt	2,200,650	185,855	155,502	(2,542,007)	–
Long-term debt	1,218,796	–	–	–	1,218,796
Other long-term liabilities	245,377	273,547	(6,838)	–	512,086
Total liabilities	3,768,206	724,190	178,574	(2,542,007)	2,128,963
Shareholders’ equity	2,233,591	5,198,631	154,695	(5,415,617)	2,171,300
Total liabilities and shareholders’ equity	$6,001,797	$5,922,821	$333,269	$ (7,957,624)	$4,300,263

Condensed consolidating statement of financial position as at December 31, 2011

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Consolidating adjustments	Total
Assets
Cash	$440,760	$5,815	$20,901	$–	$467,476
Other current assets	7,974	557,142	19,171	(881)	583,406
Intercompany receivables	341,327	1,972,678	66,354	(2,380,359)	–
Investments in subsidiaries	4,961,327	68	–	(4,961,395)	–
Income tax recoverable	9,441	–	55,138	–	64,579
Property, plant and equipment	54,263	2,850,502	45,335	(7,804)	2,942,296
Intangibles	3,070	3,401	–	–	6,471
Goodwill	–	363,646	–	–	363,646
Total assets	$5,818,162	$5,753,252	$206,899	$(7,350,439)	$4,427,874
Liabilities and Shareholders’ Equity
Current liabilities	$56,049	$376,328	$8,960	$(884)	$440,453
Intercompany payables and debt	2,082,700	176,221	121,438	(2,380,359)	–
Long-term debt	1,239,616	–	–	–	1,239,616
Other long-term liabilities	285,289	330,352	(427)	–	615,214
Total liabilities	3,663,654	882,901	129,971	(2,381,243)	2,295,283
Shareholders’ equity	2,154,508	4,870,351	76,928	(4,969,196)	2,132,591
Total liabilities and shareholders’ equity	$5,818,162	$5,753,252	$206,899	$ (7,350,439)	$4,427,874

70	Notes to Consolidated Financial Statements

Condensed consolidating statement of earnings for the year ended December 31, 2012

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Consolidating adjustments	Total
Revenue	$151	$1,986,590	$64,779	$(10,779)	$2,040,741
Operating expense	82	1,173,157	80,841	(10,779)	1,243,301
General and administrative expense	27,246	94,014	5,388	–	126,648
Earnings (loss) before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization	(27,177)	719,419	(21,450)	–	670,792
Depreciation and amortization	3,405	303,693	7,922	(7,495)	307,525
Loss on asset decommissioning	–	192,469	–	–	192,469
Operating earnings (loss)	(30,582)	223,257	(29,372)	7,495	170,798
Impairment of goodwill	–	52,539	–	–	52,539
Foreign exchange	4,252	(189)	(310)	–	3,753
Finance charges	86,780	48	1	–	86,829
Equity in earnings of subsidiaries	(196,489)	–	–	196,489	–
Earnings (loss) before tax	74,875	170,859	(29,063)	(188,994)	27,677
Income taxes	30,011	(49,342)	(5,352)	–	(24,683)
Net earnings (loss)	$44,864	$220,201	$(23,711)	$(188,994)	$52,360

Condensed consolidating statement of earnings for the year ended December 31, 2011

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Consolidating adjustments	Total
Revenue	$200	$1,930,451	$28,131	$(7,755)	$1,951,027
Operating expense	316	1,110,428	27,984	(7,706)	1,131,022
General and administrative expense	30,596	88,914	5,480	(49)	124,941
Earnings (loss) before income taxes, finance charges, foreign exchange, impairment of goodwill, loss on asset decommissioning and depreciation and amortization	(30,712)	731,109	(5,333)	–	695,064
Depreciation and amortization	5,246	241,200	(1,031)	6,068	251,483
Loss on asset decommissioning	–	114,893	–	–	114,893
Operating earnings (loss)	(35,958)	375,016	(4,302)	(6,068)	328,688
Foreign exchange	(23,628)	(26)	(20)	–	(23,674)
Finance charges	111,518	64	(4)	–	111,578
Equity in earnings of subsidiaries	(402,481)	–	–	402,481	–
Earnings (loss) before tax	278,633	374,978	(4,278)	(408,549)	240,784
Income taxes	79,089	(32,193)	411	–	47,307
Net earnings (loss)	$199,544	$407,171	$(4,689)	$(408,549)	$193,477

Precision Drilling Corporation 2012 Annual Report	71

Condensed consolidating statement of comprehensive income for the year ended December 31, 2012

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Consolidating adjustments	Total
Net earnings	$44,864	$220,201	$(23,711)	$(188,994)	$52,360
Other comprehensive income (loss)	23,205	(30,899)	(1,934)	(45)	(9,673)
Comprehensive income (loss)	$68,069	$189,302	$(25,645)	$(189,039)	$42,687

Condensed consolidating statement of comprehensive income for the year ended December 31, 2011

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Consolidating adjustments	Total
Net earnings	$199,544	$407,171	$(4,689)	$(408,549)	$193,477
Other comprehensive income (loss)	(37,692)	34,006	(987)	31	(4,642)
Comprehensive income (loss)	$161,852	$441,177	$(5,676)	$(408,518)	$188,835

Condensed consolidating statement of cash flow for the year ended December 31, 2012

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Consolidating adjustments	Total
Cash provided by (used in):
Operations	$(135,797)	$775,145	$(65,654)	$61,592	$635,286
Investments	(171,158)	(806,436)	(43,971)	91,444	(930,121)
Financing	(14,899)	41,996	111,040	(153,036)	(14,899)
Effects of exchange rate changes on cash and cash equivalents	(4,197)	(811)	34	–	(4,974)
Increase (decrease) in cash and cash equivalents	(326,051)	9,894	1,449	–	(314,708)
Cash and cash equivalents, beginning of year	440,760	5,815	20,901	–	467,476
Cash and cash equivalents, end of year	$114,709	$15,709	$22,350	$–	$152,768

Condensed consolidating statement of cash flow for the year ended December 31, 2011

	Parent	Guarantor subsidiaries	Non-Guarantor subsidiaries	Consolidating adjustments	Total
Cash provided by (used in):
Operations	$(52,058)	$586,869	$(38,829)	$36,790	$532,772
Investments	(126,861)	(598,680)	(8,281)	18,360	(715,462)
Financing	366,887	(5,006)	60,156	(55,150)	366,887
Effects of exchange rate changes on cash and cash equivalents	23,586	2,651	211	–	26,448
Increase (decrease) in cash and cash equivalents	211,554	(14,166)	13,257	–	210,645
Cash and cash equivalents, beginning of year	229,206	19,981	7,644	–	256,831
Cash and cash equivalents, end of year	$440,760	$5,815	$20,901	$–	$467,476

72	Notes to Consolidated Financial Statements

NOTE 11. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory Canadian income tax rates. A reconciliation of the difference at December 31 is as follows:

	2012	2011
Earnings before income taxes	$27,677	$240,784
Federal and provincial statutory rates	25%	27%
Tax at statutory rates	$6,919	$65,012
Adjusted for the effect of:
Non-deductible expenses	15,975	7,857
Non-taxable capital gains	(546)	(1,245)
Income taxed at lower rates	(30,191)	(32,260)
Impact of foreign tax rates	(26,559)	(7,026)
Withholding taxes	4,009	3,664
Taxes related to prior years	1,053	10,986
Other	4,657	319
Income tax expense (recovery)	$(24,683)	$47,307

In 2011, taxes related to prior years of $11.0 million includes the Canada Revenue Agency and provincial income tax settlement of prior years income taxes totaling $34.8 million offset by a reduction in prior period unrecognized tax benefits (including interest and penalties) of $23.8 million.

The net deferred tax liability is comprised of the tax effect of the following temporary differences:

	2012	2011
Deferred income tax liability:
Property, plant and equipment and intangibles	$686,833	$735,815
Partnership deferrals	60,906	91,319
Debt issue costs	1,561	–
Other	4,260	5,704
	753,560	832,838
Deferred income tax assets:
Losses (expire from time to time up to 2032)	244,888	221,982
Debt issue costs	–	2,568
Long-term incentive plan	13,917	13,026
Other	9,163	7,472
Net deferred income tax liability	$485,592	$587,790

Included in the net deferred tax liability is $242.6 million (2011 – $ 324.9 million) of tax effected temporary differences related to the Corporations’ United States operations.

Precision Drilling Corporation 2012 Annual Report	73

The movement in temporary differences is as follows:

	Property, plant and equipment and intangibles	Partnership deferrals	Other deferred income tax liabilities	Losses	Debt issue costs	Long-term incentive plan	Other deferred income tax assets	Net deferred income tax liability
Balance December 31, 2010	$ 676,803	$55,819	$2,094	$ (136,056)	$(6,802)	$(8,846)	$(4,773)	$578,239
Recognized in net earnings	45,686	35,500	5,712	(80,896)	4,234	(4,011)	(2,697)	3,528
Recognized in other comprehensive income	–	–	(2,148)	–	–	–	–	(2,148)
Acquired in business acquisitions (Note 19)	844	–	–	–	–	–	–	844
Effect of foreign currency exchange differences	12,482	–	46	(5,030)	–	(169)	(2)	7,327
Balance December 31, 2011	735,815	91,319	5,704	(221,982)	(2,568)	(13,026)	(7,472)	587,790
Recognized in net earnings	(37,034)	(30,413)	(1,413)	(27,784)	4,129	(1,058)	(1,686)	(95,259)
Recognized in other comprehensive income	–	–	–	–	–	–	–	–
Effect of foreign currency exchange differences	(11,948)	–	(31)	4,878	–	167	(5)	(6,939)
Balance December 31, 2012	$ 686,833	$60,906	$4,260	$(244,888)	$1,561	$ (13,917)	$(9,163)	$485,592

On December 31, 2012 Precision had $34.4 million (2011 – $34.3 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision’s effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit as at December 31, 2012 is interest and penalties of $9.2 million (2011 – $8.6 million).

Reconciliation of unrecognized tax benefits

Year ended December 31,	2012	2011
Unrecognized tax benefits, beginning of year	$34,300	$54,825
Additions:
Prior year’s tax positions	2,033	2,133
Reductions:
Prior year’s tax positions	(1,976)	(22,658)
Unrecognized tax benefits, end of year	$34,357	$34,300

It is anticipated that approximately $0.6 million (2011 – $1.2 million) of an unrecognized tax position that relates to prior year activities will be realized during the next 12 months. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the financial statements of Precision.

74	Notes to Consolidated Financial Statements

NOTE 12. SHAREHOLDERS’ CAPITAL

(a) Authorized	–	unlimited number of voting common shares
	–	unlimited number of preferred shares, issuable in series, limited to an amount equal to one half of the issued and outstanding common shares

(b) Issued

Common shares		Number	Amount
Balance, December 31, 2010		275,686,676	$2,244,417
Options exercised	– cash consideration	347,925	2,238
	– reclassification from contributed surplus	–	1,178
Issued on redemption of non-management directors DSUs		47,196	384
Balance, December 31, 2011		276,081,797	$2,248,217
Options exercised	– cash consideration	309,954	1,926
	– reclassification from contributed surplus	–	1,124
Issued on redemption of non-management directors DSUs		83,179	706
Issued on waiver of right to dissent by dissenting unitholder		840	9
Balance, December 31, 2012		276,475,770	$2,251,982

(c) Warrants

On April 22, 2009 the Corporation issued 15,000,000 purchase warrants pursuant to a private placement. Each warrant is exercisable into common shares of the Corporation at a price of $3.22 per share for a period of five years from the date of issue. No warrants have been exercised as at December 31, 2012.

(d) Dividends

During 2012 the Corporation approved and paid a dividend of $0.05 per common share (2011 - nil) for a total payment of $14 million (2011 - nil). On February 14, 2013 the Board of Directors declared a dividend of $0.05 per common share payable on March 15, 2013 to shareholders of record on February 28, 2013.

NOTE 13. ACCUMULATED OTHER COMPREHENSIVE LOSS

	Unrealized foreign currency translation gains (losses)	Foreign exchange gain (loss) on net investment hedge	Accumulated other comprehensive loss
Balance, December 31, 2010	$(61,037)	$14,817	$(46,220)
Other comprehensive loss	33,050	(37,692)	(4,642)
Balance, December 31, 2011	(27,987)	(22,875)	(50,862)
Other comprehensive loss	(32,878)	23,205	(9,673)
Balance, December 31, 2012	$(60,865)	$330	$(60,535)

NOTE 14. FINANCE CHARGES

	2012	2011
Interest:
Long-term debt	$85,113	$69,959
Tax settlement and reassessment	–	15,372
Other	138	164
Income	(1,933)	(1,683)
Amortization of debt issue costs	4,120	3,444
Loss on settlement of debt facilities	–	26,942
Debt amendment fees	149	1,134
Other	(758)	(3,754)
Finance charges	$86,829	$111,578

Precision Drilling Corporation 2012 Annual Report	75

NOTE 15. EMPLOYEE BENEFIT PLANS

The Corporation has a defined contribution pension plan covering a significant number of its employees. Under this plan, the Corporation matches individual contributions up to 5% of the employee’s eligible compensation. Total expense under the defined contribution plan in 2012 was $11.1 million (2011 – $8.6 million).

NOTE 16. RELATED PARTY TRANSACTIONS

Compensation of key management personnel

The remuneration of key management personnel is as follows:

	2012	2011
Salaries and other benefits	$6,988	$6,065
Equity settled share based compensation	3,257	3,297
Cash settled share based compensation	4,872	7,106
	$15,117	$16,468

Key management personnel are comprised of the directors and executive officers of the Corporation. Certain executive officers have entered into employment agreements with Precision which provide termination benefits of up to 24 months base salary plus up to two times targeted incentive compensation upon dismissal without cause.

NOTE 17. COMMITMENTS

(a) Operating lease commitments

The Corporation has commitments under various operating lease agreements, primarily for vehicles and office space. Terms of the office leases run for a period of one to ten years while the vehicle lease are typically for terms of between three and four years. Expected non-cancellable operating lease payments are as follows:

	2012	2011
Less than one year	$15,561	$12,874
Between one and five years	41,898	39,555
Later than five years	23,161	28,528
	$80,620	$80,957

One of the leased properties was sublet by the Corporation.

The following amounts were recognized as expenses in respect of operating leases in the consolidated statement of earnings:

	2012	2011
Operating leases	$19,075	$13,789
Sub-lease recoveries	(583)	(814)
	$18,492	$12,975

(b) Capital commitments

At December 31, 2012 the Corporation has commitments to purchase property, plant and equipment totaling $157.5 million (2011 – $195.0 million). Payments of $121.0 million and $36.5 million for these commitments are expected to be made in 2013 and 2014, respectively.

76	Notes to Consolidated Financial Statements

NOTE 18. PER SHARE AMOUNTS

The following tables reconcile the net earnings and weighted average shares outstanding used in computing basic and diluted earnings per share:

	2012	2011
Net earnings – basic and diluted	$52,360	$193,477

(Stated in thousands)	2012	2011
Weighted average shares outstanding – basic	276,276	275,899
Effect of share warrants	9,418	11,106
Effect of stock options and other equity compensation plans	933	1,711
Weighted average shares outstanding – diluted	286,627	288,716

NOTE 19. BUSINESS ACQUISITIONS

On March 29, 2011 Precision acquired all the issued and outstanding shares of Drake Directional Drilling, LLC and Drake MWD Service, LLC (collectively “Drake”). These companies provide directional drilling services in Texas, Louisiana, Oklahoma and Colorado and have been included in the Contract Drilling Services segment.

On September 9, 2011 Precision acquired all the issued and outstanding shares of Axis Energy Services Holdings Inc. (“Axis”). Axis provides directional drilling and MWD (measurement while drilling) services, primarily in Western Canada and has been included in the Contract Drilling Services segment.

In conjunction with the Axis acquisition, the purchase price was adjusted to the extent that earnings before finance charges, foreign exchange, income taxes and depreciation and amortization during the period from acquisition to December 31, 2011 and working capital at December 31, 2011 for the acquired entities is above or below a predetermined amount. As at the date of the acquisition, Precision estimated the amount of this additional consideration to be $20.4 million and recorded the contingent consideration in accounts payable and accrued liabilities. As at December 31, 2011 Precision reduced the estimated contingent liability to $18.1 million and recognized a $3.8 million recovery in the statement of earnings and a $1.5 million increase to goodwill as a result of working capital adjustments. In 2012 the contingent liability was settled, resulting in a $758 thousand recovery in the statement of earnings and a $25 thousand increase to goodwill.

The details of the acquisitions are as follows:

	Drake		Axis		Total
Net assets at assigned values:
Working capital	$3,292	(1)	$6,363	(2)	$9,655
Property, plant and equipment	5,513		20,142		25,655
Intangible assets	1,460		2,759		4,219
Goodwill (not deductible)	25,521		52,514		78,035
Deferred income taxes	–		(844)		(844)
	$35,786		$80,934		$116,720
Consideration:
Cash	$35,786		$59,034		$94,820
Contingent consideration	–		21,900		21,900
	$35,786		$80,934		$116,720

(1) Working capital includes cash of $2,609

(2) Working capital includes bank overdraft of $675

Precision Drilling Corporation 2012 Annual Report	77

NOTE 20. SEGMENTED INFORMATION

The Corporation operates primarily in Canada and the United States, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, directional drilling, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs, snubbing units, oilfield equipment rental, camp and catering services, and wastewater treatment units.

2012	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total
Revenue	$1,725,240	$326,079	$–	$(10,578)	$2,040,741
Operating earnings	184,819	62,796	(76,817)	–	170,798
Depreciation and amortization	271,993	30,758	4,774	–	307,525
Loss on asset decommissioning	192,469	–	–	–	192,469
Total assets	3,495,604	551,893	252,766	–	4,300,263
Goodwill	198,413	112,139	–	–	310,552
Capital expenditures*	750,763	109,202	8,092	–	868,057

2011	Contract Drilling Services	Completion and Production Services	Corporate and Other	Inter- segment Eliminations	Total
Revenue	$1,632,037	$330,225	$–	$(11,235)	$1,951,027
Operating earnings	332,829	77,127	(81,268)	–	328,688
Depreciation and amortization	219,194	25,598	6,691	–	251,483
Loss on asset decommissioning	113,366	1,527	–	–	114,893
Total assets	3,380,843	473,811	573,220	–	4,427,874
Goodwill	251,507	112,139	–	–	363,646
Capital expenditures*	637,060	76,922	12,375	–	726,357

* Excludes business acquisitions

The Corporation’s operations are carried on in the following geographic locations:

2012	Canada	United States	International	Inter- segment Eliminations	Total
Revenue	$1,053,966	$936,113	$64,017	$(13,355)	$2,040,741
Total assets	2,119,891	1,913,810	266,562	–	4,300,263

2011	Canada	United States	International	Inter- segment Eliminations	Total
Revenue	$1,071,526	$866,776	$22,994	$(10,269)	$1,951,027
Total assets	2,252,084	2,027,676	148,114	–	4,427,874

During the year ended December 31, 2012, revenues from one customer of the Corporation’s Contract Drilling Services and Completion and Production Services segments accounted for $222.7 million (2011 – $158.4 million) of the Corporation’s total revenue.

78	Notes to Consolidated Financial Statements

NOTE 21. FINANCIAL INSTRUMENTS

Financial Risk Management

The Board of Directors is responsible for identifying the principal risks of Precision’s business and for ensuring the implementation of systems to manage these risks. With the assistance of senior management, who report to the Board of Directors on the risks of Precision’s business, the Board of Directors considers such risks and discusses the management of such risks on a regular basis.

Precision has exposure to the following risks from its use of financial instruments:

(a) Credit risk

Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation manages credit risk by assessing the creditworthiness of its customers before providing services and on an ongoing basis as well as monitoring the amount and age of balances outstanding. In some instances the Corporation will take additional measures to reduce credit risk including obtaining letters of credit and prepayments from customers. When indicators of credit problems appear the Corporation takes appropriate steps to reduce its exposure including negotiating with the customer, filing liens and entering into litigation. The Corporation views the credit risks on these amounts as normal for the industry. Precision’s most significant customer accounted for $23.0 million of the trade receivables amount at December 31, 2012 (2011 – $43.8 million).

The movement in the allowance for doubtful accounts during the year was as follows:

	2012	2011
Balance at January 1	$12,179	$12,848
Impairment loss recognized	348	915
Amounts written off as uncollectible	(174)	(418)
Impairment loss reversed	–	(1,328)
Effect of movement in exchange rates	(166)	162
Balance at December 31	$12,187	$12,179

The ageing of trade receivables at December 31 was:

	2012		2011
	Gross	Provision for impairment	Gross	Provision for impairment
Not past due	$197,194	$–	$235,461	$–
Past due 0-30 days	100,217	–	97,200	–
Past due 31-120 days	27,861	–	35,866	305
Past due more than 120 days	15,016	12,187	11,874	11,874
	$340,288	$12,187	$380,401	$12,179

(b) Interest rate risk

As at December 31, 2012 and 2011, all of Precision’s long-term debt bears fixed interest rates. As a result Precision is not exposed to significant fluctuations in interest expense as a result of changes in interest rates based on the debt outstanding at the end of the year.

(c) Foreign currency risk

The Corporation is exposed to foreign currency fluctuations in relation to the working capital and long-term debt of its’ United States operations and certain long-term debt facilities of its’ Canadian operations. The Corporation has no significant exposures to foreign currencies other than the U.S. dollar. The Corporation monitors its foreign currency exposure and attempts to minimize the impact by aligning appropriate levels of U.S. denominated debt with cash flows from U.S. based operations.

Precision Drilling Corporation 2012 Annual Report	79

The following financial instruments were denominated in U.S. dollars:

	2012		2011
	Canadian Operations(1)	U.S. Operations	Canadian Operations(1)	U.S. Operations
Cash	$39,693	$61,515	$297,553	$37,385
Accounts receivable	56	237,370	50	224,275
Accounts payable and accrued liabilities	(13,028)	(184,593)	(16,969)	(205,143)
Long-term liabilities, excluding long-term incentive plans	–	(17,909)	–	(15,851)
Net foreign currency exposure	$26,721	$96,383	$280,634	$40,666
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on net earnings	$267	$–	$2,806	$–
Impact of $0.01 change in the U.S. dollar to Canadian dollar exchange rate on comprehensive income	$–	$964	$–	$407

(1)	excludes US$1,050 million of long-term debt that has been designated as a hedge of the Corporation’s net investment in certain self-sustaining foreign operations.

(d) Liquidity risk

Liquidity risk is the exposure of the Corporation to the risk of not being able to meet its financial obligations as they become due. The Corporation manages liquidity risk by monitoring and reviewing actual and forecasted cash flows to ensure there are available cash resources to meet these needs. The following are the contractual maturities of the Corporation’s financial liabilities as at December 31, 2012:

(Stated in thousands)	2013	2014	2015	2016	2017	Thereafter	Total
Long-term debt	$–	$–	$–	$–	$–	$1,244,645	$1,244,645
Interest on long-term debt (1)	81,710	81,710	81,710	81,710	81,710	241,275	649,825
Commitments	136,596	50,356	11,476	8,980	7,529	23,161	238,098
Total	$218,306	$132,066	$93,186	$90,690	$89,239	$1,509,081	$2,132,568

(1)	interest has been calculated based upon debt balances, interest rates and foreign exchange rates in effect as at December 31, 2012 and excludes amortization of long-term debt issue costs.

Fair values

The carrying value of cash, accounts receivable, and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of the unsecured senior notes at December 31, 2012 was approximately $1,330 million (2011 – $1,290 million).

Financial assets and liabilities recorded or disclosed at fair value in the consolidated balance sheet are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Hierarchical levels are based on the amount of subjectivity associated with the inputs in the fair determination and are as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level II—Inputs (other than quoted prices included in Level I) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level III—Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The estimated fair value of unsecured senior notes is based on level II inputs. The fair value is estimated considering the risk free interest rates on government debt instruments of similar maturities, adjusted for estimated credit risk, industry risk and market risk premiums.

80	Notes to Consolidated Financial Statements

NOTE 22. CAPITAL MANAGEMENT

The Corporation’s strategy is to carry a capital base to maintain investor, creditor and market confidence and to sustain future development of the business. The Corporation seeks to maintain a balance between the level of long-term debt and shareholders’ equity to ensure access to capital markets to fund growth and working capital given the cyclical nature of the oilfield services sector. The Corporation strives to maintain a conservative ratio of long-term debt to long-term debt plus equity. As at December 31, 2012 and 2011 these ratios were as follows:

	2012	2011
Long-term debt	$1,218,796	$1,239,616
Shareholders’ equity	2,171,300	2,132,591
Total capitalization	$3,390,096	$3,372,207
Long-term debt to long-term debt plus equity ratio	0.36	0.37

During 2011, Precision pursued market opportunities to put long-term debt financing in place. The Company issued US$400 million aggregate principal amount of 6.5% senior unsecured notes due 2021 and $200 million aggregate principal amount of 6.5% senior unsecured notes due 2019 in private placements and retired the $175 million 10% senior unsecured notes.

As at December 31, 2012 liquidity remains sufficient as Precision has $152.8 million (2011 – $467.5 million) in cash and access to a US$850 million senior secured revolving credit facility (2011 – US$550 million) and $79.8 million (2011 – $40.3 million) secured operating facilities. The US$850 million Secured Revolver remains undrawn except for US$26.8 million (2011 – US$22.6 million) in outstanding letters of credit. Availability of the $25 million secured operating facility was reduced by $18.9 million (2011 – $0.5 million) of outstanding letters of credit and there was no amount drawn on the US$15 million secured operating facility. There were no letters of credit issued under the US$25 million secured letter of credit facility.

NOTE 23. SUPPLEMENTAL INFORMATION

Components of change in non-cash working capital balances:

	2012	2011
Accounts receivable	$61,052	$(137,620)
Inventory	(6,707)	(1,712)
Accounts payable and accrued liabilities	(111,333)	166,768
	$(56,988)	$27,436
Pertaining to:
Operations	$36,474	$(59,616)
Investments	$(93,462)	$87,798
Financing	$–	$(746)

The components of accounts receivable are as follows:

	2012	2011
Trade	$328,101	$368,222
Accrued trade	125,035	161,581
Prepaids and other	56,411	46,440
	$509,547	$576,243

Precision Drilling Corporation 2012 Annual Report	81

The components of accounts payable and accrued liabilities are as follows:

	2012	2011
Accounts payable	$146,234	$255,194
Accrued liabilities:
Payroll	79,978	85,613
Other	107,681	95,860
	$333,893	$436,667

Precision presents expenses in the consolidated statement of earnings by function with the exception of depreciation and amortization and loss on asset decommissioning which are presented by nature. Operating expense and general and administrative expense would include $495.2 million and $4.8 million (2011 – $359.7 million and $6.7 million) respectively of depreciation and amortization and loss on asset decommissioning if the statements of earnings were presented purely by function. The following table presents operating and general and administrative expenses by nature:

	2012	2011
Wages, salaries and benefits	$795,243	$736,365
Purchased materials, supplies and services	556,103	484,813
Share-based compensation	18,603	34,785
	$1,369,949	$1,255,963
Allocated to:
Operating expense	$1,243,301	$1,131,022
General and administrative	126,648	124,941
	$1,369,949	$1,255,963

NOTE 24. CONTINGENCIES AND GUARANTEES

The business and operations of the Corporation are complex and the Corporation has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Corporation’s interpretation of relevant tax legislation and regulations. The Corporation’s management believes that the provision for income tax is adequate and in accordance with IFRS and applicable legislation and regulations. However, there are tax filing positions that have been and can still be the subject of review by taxation authorities who may successfully challenge the Corporation’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Corporation and the amount owed, with estimated interest but without penalties, could be up to $58 million. This amount is included in the estimated amount pertaining to the long-term income tax recoverable on the balance sheet of $65 million.

The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Corporation is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.

The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Corporation’s obligations under them are not probable or estimable.

82	Notes to Consolidated Financial Statements

NOTE 25. SUBSIDIARIES

Significant subsidiaries

		Ownership interest
	Country of incorporation	2012	2011
Precision Limited Partnership	Canada	100	100
Precision Drilling Canada Limited Partnership	Canada	100	100
Precision Diversified Oilfield Services Corp.	Canada	100	100
Precision Directional Services Ltd.	Canada	100	100
Precision Drilling (US) Corporation	United States	100	100
Precision Drilling Company LP	United States	100	100
Precision Completion & Production Services Ltd.	United States	100	100
Precision Directional Services, Inc.	United States	100	100
Grey Wolf Drilling Limited	Cyprus	100	100

Precision Drilling Corporation 2012 Annual Report	83